W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

June 13, 2008

VIA EDGAR

Michelle Roberts, Esq.
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Mail Stop 4644
Washington, DC 20549-4644

Re:	Kansas City Life Variable Life Separate Account of Kansas City Life Insurance Company Initial Registration Statement file on Form N-6 File No. 333-150926

Dear Ms. Roberts:

On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Life Separate Account (the “Account”), we are providing the Company’s responses to your comments given orally to Pamela Ellis with regard to our letter dated June 11, 2008 concerning the above-referenced Registration Statement.

The Company filed Pre-Effective Amendment No. 1 to the Registration Statement on June 12, 2008 (the “Amendment”), and would like to begin marketing the contracts on June 16, 2008.  The Company has submitted requests seeking acceleration of the effectiveness of this Registration Statement to June 16, 2008.  Any assistance you could provide to the Company in granting the acceleration requests in accordance with this proposed schedule would be very much appreciated.

Set forth below are your additional comments on the initial Registration Statement.  The Company’s response follows each comment.

*           *           *

1.  Purchasing a Contract (pgs. 45-46).  Please delete the sentence “[s]ee your Contract for specific variations.”

The sentence “[s]ee your Contract for specific variations” has been deleted.

2.  Free Look Right to Cancel Contract (pg. 27).  The Company states that “[i]f you cancel the Contract, we will refund Premiums paid within seven calendar days after we receive the returned Contract.” Please either add that the Company will return the greater of Premiums or Contract Value or provide citations that support the Company’s position.

The disclosure under “Free Look Right to Cancel Contract” has been revised, and now provides, in part, the following:

If you cancel the Contract, we will refund the greater of Premiums paid or Contract Value within seven calendar days after we receive the returned Contract.  (This means that the amount we refund will not reflect losses resulting from Subaccount performance.)

*           *           *

We hope you find these responses satisfactory.  If you have any questions or further comments, please call me at 202.383.0590 or Pamela Ellis at 202.383.0566.

                Sincerely,

                /s/ W. Thomas Conner

                                              W. Thomas Conner

cc:        Marc Bensing
Pamela Ellis